SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

Table of Contents

Press Release of February 23, 2010 – Announcement of Share Buy-Back.

Press Release of February 26, 2010 – Information pursuant to Article 4 Para. 2F of Law 3401/2005 regarding that admission for Listing of Shares of the Company pursuant to Stock Option Plans for the Company’s Employees and for the Employees of its affiliated companies.

Press Release of March 5, 2010 – Announcement of trading date of new ordinary shares resulting from exercise of stock options.

Press Release of March 19, 2010 – Announcement of new appointment to Board of Directors.

Press Release of March 19, 2010 – Announcement of increase in proposed dividend.

Press Release of March 30, 2010 – Conference Call invitation for investors and analysts. First Quarter 2010 results on Thursday, 29 April 2010.

Press Release of March 30, 2010 – Announcement of Filings with US Securities and Exchange Commission and Hellenic Capital Markets Commission.

Press Release of April 8, 2010 – Announcement of publication of Prospectus.

Press Release of April 8, 2010 – Announcement of appointment of new Region Director.

Coca-Cola Hellenic Bottling Company S.A.

announces share buy-back

Athens, Greece – 23 February 2010 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, the Company) announces, in accordance with article 4, paragraph 4 of Regulation 2273/2003 of the European Commission and pursuant to relevant resolutions of the Extraordinary General Meeting of its shareholders dated 27 April 2009 and of its Board of Directors dated 30 April 2009, that on 22 February 2010 it bought back 37,950 shares at an average price of euro 17.1951 per share, with a total value of euro 652,554.22. The shares were purchased through National P&K Securities S.A.

ENQUIRIES

George Toulantas	Tel: +30 210 618 3255
Investor Relations Director	email : george.toulantas@cchellenic.com

Panagiotis Vergis	Tel: +30 210 618 3124
Investor Relations Associate	email : panagiotis.vergis@cchellenic.com

European press contact:
Financial Dynamics London	Tel: +44 20 7269 7206
Greg Quine	email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

INFORMATION PURSUANT TO ARTICLE 4 PARA. 2 F OF LAW 3401/2005 REGARDING THE ADMISSION FOR LISTING OF SHARES OF THE COMPANY PURSUANT TO STOCK OPTION PLANS FOR THE COMPANY’S EMPLOYEES AND FOR THE EMPLOYEES OF ITS AFFILIATED COMPANIES

Maroussi, Greece 26 February 2010 - Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”, the “Company”), makes this announcement in connection with the exercise in February 2010 of stock options by employees (and former employees) of the Company and its affiliated companies, pursuant to stock option plans approved by the General Meetings of the Company. The announcement contains the exercise prices and the number of shares that were granted and will be listed on the Athens Exchange upon application by the Company.

1.             The offering was made to 87 (current and former) employees of the Company (65 of which are employees or former employees of the Company’s foreign affiliates). Out of those employees, 22 persons (14 of which are employees or former employees of the Company’s foreign affiliates) exercised stock options by written notice to the Company’s Board of Directors.  The offering was made with respect to an aggregate of 4,011,240 new ordinary shares of the Company, of a nominal value of EUR 0.50 each, out of which 163,354 options were actually exercised and an equal number of shares was issued.

2.             The total number of stock options that have been granted by the Board of Directors to this date, as authorised by the General Meeting of shareholders, amounts to 16,851,611. Out of these options, 7,249,855 are currently in force (i.e. they have neither been exercised nor forfeited), of which 3,847,886 options have already vested and the others will vest in stages until December 10, 2012.

3.             The exercise price of the new shares is as follows:

Number of plan	Date of approval by the General Meeting	Date of approval by the Board of Directors	Exercise price in EUR before the issuance of bonus shares*		Exercise price in EUR after the bonus issuance and before the adjustment for capital return*		Adjusted exercise price in EUR following the capital return*		Options exercised / Shares granted	Amount in Euros
1.	22.11.2001	13.12.2001	17.06		11.37		11.37	***	3,267	37,145.79
2.	22.11.2001	13.12.2001	14.68		9.79		8.29		22,256	184,502.24
3.	22.11.2001	13.12.2001	12.08		8.05		6.55		0.00	0.00
4.	22.11.2001	13.12.2001	14.53		9.69		8.19		24,000	196,560
5.	06.06.2003	23.06.2003	12.95		8.63		7.13		0.00	0.00
6.	06.06.2003	15.12.2003	16.76	**	11.17		9.67		0.00	0.00
7.	06.06.2003	03.12.2004	18.63	**	12.42		10.92		0.00	0.00
8.	17.06.2005	02.12.2005	23.30	**	15.53		14.03		0.00	0.00
9.	17.06.2005	21.03.2006	24.85	**	16.57		15.07		0.00	0.00
10.	17.06.2005	23.06.2006	23.02	**	15.35		13.85		0.00	0.00
11.	17.06.2005	13.12.2006	28.06	**	18.71		17.21		0.00	0.00
12.	17.06.2005	13.12.2007	—		28.75	**	27.25		0.00	0.00
13.	17.06.2005	20.06.2008	—		24.54	**	23.04		0.00	0.00
14.	17.06.2005	11.12.2008	—		11.36	**	9.86		113,831	1,122,373.66
15.	18.06.2009	10.12.2009	—		—		16.54	****	0.00	0.00
Total:									163,354	1,540,581.69

(*) Denotes the exercise price per share in relation to the Company’s Stock Option Plans, as this was initially determined by decisions of the General Meetings of the Company dated 22.11.2001, 06.06.2003 and 17.06.2005 respectively, and subsequently adjusted as a consequence of the decision of the General Meeting dated 15.10.2007 to issue bonus shares. The exercise price per share in relation to the Company’s Stock Option Plans was adjusted further as a consequence of the decision of the Extraordinary General Meeting  dated 16.10.2009 to return capital to its shareholders (see column under “Adjusted exercise price in  EUR following the capital return.”).

(**) Denotes that such exercise price was calculated as the average of the Company’s share price at close of trading on the Athens Stock Exchange over the last ten (10) business days prior to the relevant decision of the Board of Directors that granted the options.

(***) Options under plan No1 were exercised before the adjustment of the exercise price due to the capital return.

(****) Denotes that such exercise price was equal to the closing price of the Company’s share on the Stock Exchange on the Grant Date.

4.             The payment of the share capital increase of the Company was completed on 8 February 2010 and was certified by virtue of a decision of the Company’s Board of Directors dated 9 February 2010. The Ministry of Finance, Competitiveness and Shipping proceeded to the registration of the share capital increase and the certification of its payment with the Companies Registry by its Decision Nr [K2-1503/18.02.2010].

5.             The share capital of the Company was increased by EUR 81,677.00 whereas the share premium account was increased by EUR 1,458,904.69. As a result, the share capital of the Company amounts to EUR 182,851,214.50 and is divided into 365,702,429 ordinary shares of a nominal value of EUR 0.50 each.

6.             The Company will proceed to all necessary actions required by law in order to effect the listing of the new shares on the Athens Stock Exchange.

The person responsible for the accuracy of the information related to the Stock Option Plan is Mrs. Sarah Robinson, Director Rewards & Corporate HR Business Partnership, tel.: +30 210 61 83 175. Interested parties may obtain a copy of this document from the Company’s registered seat (9 Frangoklissias Street, Maroussi) and in electronic form from the Company’s website (www.coca-colahellenic.com). Further information may be obtained from Mr. Vassilis Fragoulis, Group Compensation and Benefits Manager, tel.: +30 210 61 83 312.

INQUIRIES:

Company contacts:
Coca-Cola Hellenic
George Toulantas	Tel: +30 210 61 83 255
Investor Relations Director	email : george.toulantas@cchellenic.com

FOR ELEMENTS OF THE STOCK OPTION PLAN
Sarah Robinson	Tel: +30 210 61 83 175
Director Rewards	email: sarah.robinson @cchellenic.com

Vassilis Fragoulis	Tel: +30 210 61 83 312
Group Compensation and Benefits Manager	email : vassilis.fragoulis@cchellenic.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases. It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces trading date of new ordinary shares resulting from exercise of stock options

Maroussi, Greece 5 March 2010 - Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”, the “Company”) announces that as of 9 March 2010, a total of 163,354 new ordinary shares will commence trading on the Athens Exchange. The new shares have been issued as a result of an increase in the share capital of Coca-Cola Hellenic amounting to €81,677 following the exercise of stock options by employees of Coca-Cola Hellenic and of its affiliated companies.

The share capital of the Company now amounts to €182,851,214.50 divided into 365,702,429 shares with a nominal value of €0.50 each.

The new 163,354 shares have been distributed to a total of 22 option holders as follows:

Number of plan	Date of approval by the General Meeting	Date of approval by the Board of Directors	Exercise price in EUR before the issuance of bonus shares*		Exercise price in EUR after the bonus issuance and before the adjustment for capital return*		Adjusted exercise price in EUR following the capital return*		Options exercised / Shares granted	Amount in Euros
1.	22.11.2001	13.12.2001	17.06		11.37		11.37	***	3,267	37,145.79
2.	22.11.2001	13.12.2001	14.68		9.79		8.29		22,256	184,502.24
3.	22.11.2001	13.12.2001	12.08		8.05		6.55		0.00	0.00
4.	22.11.2001	13.12.2001	14.53		9.69		8.19		24,000	196,560
5.	06.06.2003	23.06.2003	12.95		8.63		7.13		0.00	0.00
6.	06.06.2003	15.12.2003	16.76	**	11.17		9.67		0.00	0.00
7.	06.06.2003	03.12.2004	18.63	**	12.42		10.92		0.00	0.00
8.	17.06.2005	02.12.2005	23.30	**	15.53		14.03		0.00	0.00
9.	17.06.2005	21.03.2006	24.85	**	16.57		15.07		0.00	0.00
10.	17.06.2005	23.06.2006	23.02	**	15.35		13.85		0.00	0.00
11.	17.06.2005	13.12.2006	28.06	**	18.71		17.21		0.00	0.00
12.	17.06.2005	13.12.2007	—		28.75	**	27.25		0.00	0.00
13.	17.06.2005	20.06.2008	—		24.54	**	23.04		0.00	0.00
14.	17.06.2005	11.12.2008	—		11.36	**	9.86		113,831	1,122,373.66
15.	18.06.2009	10.12.2009	—		—		16.54	****	0.00	0.00
Total:									163,354	1,540,581.69

(*) The exercise price per share in relation to the Company’s Stock Option Plans, as this was initially determined by decisions of the General Meetings of the Company dated 22.11.2001, 06.06.2003 and 17.06.2005 respectively, and subsequently adjusted as a consequence of the decision of the General Meeting dated 15.10.2007 to issue bonus shares. The exercise price per share in relation to the Company’s Stock Option Plans was adjusted further as a consequence of the decision of the Extraordinary General Meeting dated 16.10.2009 to return capital to its shareholders (see column under “Adjusted exercise price in EUR following the capital return.”)

(**) Denotes that such exercise price was calculated as the average of the Company’s share price at close of trading on the Athens Stock Exchange over the last ten (10) business days prior to the relevant decision of the Board of Directors that granted the options.

(***) Options under plan No1 were exercised before the adjustment of the exercise price due to the capital return.

(****) Denotes that such exercise price was equal to the closing price of the Company’s share on the Stock Exchange on the Grant Date.

The Board of Directors approved the share capital increase, which does not constitute an amendment of the Company’s Articles of Association, on 9 February 2010, in accordance with the resolutions of the General Meetings listed above. The Ministry of Finance, Competitiveness and Shipping approved and registered the share capital increase with the Registry of Societes Anonymes pursuant to its announcement no. K2-1503/18.02.2010.

The Board of Directors of the Athens Exchange approved on 4 March 2010  the commencement of trading of the 163,354 new ordinary shares of the Company.

The Board of Directors of the Company has resolved that trading of the above new shares on the Athens Exchange will commence on 9 March 2010. The new shares will be credited to the securities accounts (SAT accounts) of the beneficial shareholders before such date. The opening price of the Company’s shares on the above date will be determined in accordance with the Regulation of the Athens Exchange.

Information pursuant to article 4 para. 2f of Law 3401/2005 is available at the offices of the Company at Maroussi, Attiki (9 Fragoklissias Street), and in electronic form on the website of the Company www.coca-colahellenic.com as well as on the website of the Athens Stock Exchange www.ase.gr

INQUIRIES:

Company contacts:
Coca-Cola Hellenic
George Toulantas	Tel: +30 210 61 83 255
Investor Relations Director	email : george.toulantas@cchellenic.com

FOR ELEMENTS OF THE STOCK OPTION PLAN
Sarah Robinson	Tel: +30 210 61 83 175
Director Rewards	email: sarah.robinson @cchellenic.com

Vassilis Fragoulis	Tel: +30 210 61 83 312
Group Compensation and Benefits Manager	email : vassilis.fragoulis@cchellenic.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases. It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces new appointment to its Board of Directors

Athens, Greece — 19 March 2010 - Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”, the “Company”) announced today that its Board of Directors has appointed Mr Christos Ioannou as a member of the Board of Directors of the Company. Mr Ioannou will succeed Mr Samir Toubassy, who retired from the Company’s Board of Directors in 2009. The Board of Directors has also nominated Mr Ioannou to succeed Mr Antonio D’Amato as a member of the Audit Committee of Coca-Cola Hellenic.

Mr Ioannou graduated from Cornell University in 1994. He also holds an MBA from the MIT Sloan School of Management. Mr Ioannou currently serves on the Board of Directors of J&P (Overseas) and J&P-AVAX. The J&P Group is involved in construction, concessions and real estate in the Middle East, North Africa and Southeast Europe. In addition, Mr Ioannou holds directorships in Athinaion S.A. (Athenaeum Intercontinental Hotel), YES Hotels, Food Plus and Aegean Airlines, among other companies.

ENQUIRIES

George Toulantas Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

Panagiotis Vergis Investor Relations Associate	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces increase in proposed dividend

Athens, Greece — 19 March 2010 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, Company) announced today that its Board of Directors will be proposing a dividend for 2009 of €0.30 per share at the Annual General Meeting of its shareholders, scheduled to be held on Monday 21 June 2010 in Athens, Greece.

Doros Constantinou, Chief Executive Officer of Coca-Cola Hellenic, commented:

“We are pleased to propose an increase of 7% to our dividend payment for 2009. This reflects our Board’s confidence in our continued solid cash flow generation and our commitment to enhancing returns for our shareowners.”

Starting Wednesday 23 June 2010, shares will be trading on the Athens Stock Exchange ex-dividend. Shareholders registered in the share registry of the Company as of Friday June 25 2010 shall be entitled to receive the dividend. The payment of the dividend will commence on Thursday 1 July 2010.

ENQUIRIES

George Toulantas Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

Panagiotis Vergis Investor Relations Associate	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases. It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Conference call invitation for investors and analysts

First quarter 2010 results on Thursday, 29 April 2010

Athens, Greece — 30 March 2010 — Coca-Cola Hellenic Bottling Company (Coca-Cola Hellenic) announced today that it would release first quarter 2010 results on Thursday 29 April 2010 at 8:30 am Athens Time, 6:30 am London Time, 1:30 am New York Time. The press release will be available as of that time on the company website: www.coca-colahellenic.com.

Coca-Cola Hellenic’s management will host a conference call with financial analysts, discussing the results, on:

Date:	Thursday, 29 April 2010

Time:	4:00 pm Athens Time
2:00 pm London Time
9:00 am New York Time

Duration:	1 Hour

Participants should dial one of the following numbers and quote ‘Coca-Cola Hellenic’:

Greek participants please dial	00800 4413 1378
US participants please dial	+1 866 819 7111
UK participants please dial	0800 953 0329
Other Intl’ participants please dial	+44 1452 542 301

The conference call, which will include management’s remarks, followed by a question and answer session, will last approximately one hour.

Alternatively, participants can log on to http://www.coca-colahellenic.com/investorrelations/Webcasts/ for a live audio webcast of the conference call. Please dial-in approximately 10 minutes ahead of the scheduled start time to ensure your participation.

Replay after the conference call:

This service will be available until and including May 6th, 2010

Greece and other international callers please dial	+44 1452 55 00 00
US callers please dial	1866 247 4222
UK callers please dial	0800 953 1533

Access code: 1602505#

Replay through the Internet:

An audio archive of the same replay can also be accessed following the conference call through the Internet at http://www.coca-colahellenic.com/investorrelations/Webcasts/. This service will be available until May 13th 2010.

ENQUIRIES

George Toulantas Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

Panagiotis Vergis Investor Relations Associate	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases. It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announced today filings with the US Securities and Exchange Commission and Hellenic Capital Markets Commission

Athens, Greece — 30 March 2010 — Coca-Cola Hellenic Bottling Company (Coca-Cola Hellenic, Company) announced today the filing with the US Securities and Exchange Commission (“SEC”) on Form 6-K of its audited IFRS financial statements for the fiscal year ended December 31, 2009 (the “Financial Statements”). Coca-Cola Hellenic also announced the filing with the Hellenic Capital Markets Commission of its Statutory Annual Report for 2009.

The Financial Statements are available on the SEC’s website at http://www.sec.gov as well as on the Company’s website at http://www.coca-colahellenic.com/. The Company will make available upon request to any interested shareholder a hard copy of the complete Financial Statements entirely free of charge.

The Financial Statements include the opinions of the Company’s management and of its independent auditors, PricewaterhouseCoopers, on the effectiveness of Hellenic’s internal controls over financial reporting pursuant to the requirements and standards of Article 404 of the Sarbanes-Oxley Act.

Coca-Cola Hellenic is pleased to announce that its management has concluded that the Company’s internal controls over financial reporting were in all material respects effective as at December 31, 2009. Its independent auditors have also issued their unqualified report on the Company’s internal controls over financial reporting and the Company’s IFRS financial statements.

ENQUIRIES

George Toulantas Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

Panagiotis Vergis Investor Relations Associate	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases. It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces appointment of new Region Director

Athens, Greece – 8 April 2010 – Coca-Cola Hellenic Bottling Company (Coca-Cola Hellenic, the Company) announced today the appointment of Alain Brouhard as Region Director.

His appointment will take effect from 14 June 2010, at which time he will also become a member of Coca-Cola Hellenic’s Operating Committee, reporting directly to Dimitris Lois, Chief Operating Officer. Mr Brouhard will be responsible for managing the Company’s operations in Nigeria, Romania, Moldova, Bulgaria, Serbia and Montenegro.  Dimitris Lois assumed interim responsibility for these operations in August 2009 when the Company announced an internal reconfiguration of its regional operating structure.

Mr Brouhard was previously employed by Adidas Group (Adidas) where he held the position of Managing Director, Italy & Southeast Europe since 2007, covering 11 countries. Mr Brouhard began his career with Adidas in 2002, serving as Vice President, Commercial Operations Europe. In this role, Mr Brouhard developed strategies for optimising Adidas’ product range and operational efficiency.  In 2005, Mr Brouhard undertook expanded responsibilities as Managing Director, Iberia.  Among his key achievements in this role was the strengthening of relationships with Key Accounts which contributed to improved brand equity and increased market share in the region.

Before joining Adidas Group, Mr Brouhard spent sixteen years with Procter & Gamble.  He started his career in France, holding roles of increasing responsibility within the Commercial function.  From 2000 to 2002, he held the role of Global Customer Team Leader – Global & Western Europe, where he was responsible for global account management of key customers and new channels in Western Europe, including discounters and convenience retail outlets.

Dimitris Lois, Chief Operating Officer of Coca-Cola Hellenic, said “I am delighted to welcome Alain to Coca-Cola Hellenic.  Alain has strong leadership qualities with proven abilities in driving revenue and profit growth within a consumer goods environment across several geographies.  He has diverse operational experience gained within both developed and emerging market countries, and has demonstrated strong skills in leading successful brand and commercial strategies. I look forward to working with Alain to further strengthen our business in the countries under his responsibility.”

Mr Brouhard is a French citizen and holds a Masters Degree in Business Administration (MBA) from Ohio State University (United States of America) and a Diploma in Business Administration (BA) from Ecole de Commerce (France).

ENQUIRIES

George Toulantas Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

Panagiotis Vergis Investor Relations Associate	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact:
Financial Dynamics London
Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH) and Chess Depositary Instruments (CDIs) are listed on the Australian Stock Exchange (ASX: CHB). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces publication of Prospectus

Athens, Greece – 8 April 2010 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic) announced today that the following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus dated 23 March 2010 relating to a Base Prospectus dated 2 June 2009 for the €2,000,000,000 Euro Medium Term Note Programme of Coca-Cola HBC Finance B.V. as issuer and Coca-Cola Hellenic Bottling Company S.A. as guarantor, incorporating by reference the press release dated 4 February 2010 relating to the results of Coca-Cola Hellenic Bottling Company S.A for the full year ended 31 December 2009.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/8818J_1-2010-4-8.pdf

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Base Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Supplementary Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus and the Supplementary Prospectus you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

ENQUIRIES

George Toulantas Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

Panagiotis Vergis Investor Relations Associate	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact:
Financial Dynamics London
Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel, Director of Strategic Development & Company Secretary

Date: April 9, 2010